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                             March 24, 2022

       Renhui Mu
       Chairman and Chief Executive Officer
       Wins Finance Holdings Inc.
       1F, Building 1B
       No. 58 Jianguo Road, Chaoyang District
       Beijing 100024, Peoples Republic of China

                                                        Re: Wins Finance
Holdings Inc.
                                                            Form 20 for Fiscal
Year Ended June 30, 2021
                                                            Filed October 29,
2021
                                                            File No. 333-204074

       Dear Mr. Mu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 20-F for Fiscal Year Ended June 30, 2021

       General

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance's Sample Letter to
                                                        China-Based Companies
issued by the Staff in December 2021.

       Report of Independent Registered Public Accounting Firm, page F-4

   2. We note the independent auditors report for fiscal year ended June 30, 2020 is qualified due to the loss of
control over Shanxi Jincheng Agriculture Co. Ltd and Shanxi
 Renhui Mu
Wins Finance Holdings Inc.
March 24, 2022
Page 2
         Dongsheng Finance Guarantee Co., Ltd. since June 9, 2020. As a result, the independent auditors state that they were unable to carry out any audit procedures or to obtain information necessary to perform an audit of these subsidiaries. A qualification with respect to the scope of the audit of the financial statements results in financial statements that do not meet the requirements of Rule 2-02(b) of Regulation S-X. Please refer to SAB
         Topic 1E.2 and revise your filing or tell us how you intend to comply.

3. Please revise your filing to provide an independent auditors report covering the fiscal year ended June 30, 2019 financial statements that are included in your filing.

Consolidated Statements of Changes in Stockholders' Equity, page F-7

4. Please revise your filing to include a Consolidated Statement of Changes in Stockholder's
         Equity covering the latest three years as required by Item 8.A.2 of Form 20-F.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Ben Phippen, Staff
Accountant, at (202) 551-3697 with any questions.



FirstName LastNameRenhui Mu                                     Sincerely,
Comapany NameWins Finance Holdings Inc.
                                                                Division of
Corporation Finance
March 24, 2022 Page 2                                           Office of
Finance
FirstName LastName